Exhibit 99.1

China Digital TV and Tongda Venture Co-invest in Fund Targeting Digital Radio and Television Investments

BEIJING, May 29, 2015 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of cloud-based application platforms and conditional access (“CA”) systems which enable China's digital cable television market to offer and secure diversified content services, and Shanghai Tongda Venture Capital Co., Ltd. (“Tongda Venture”) (SSE: 600647), a company listed on the Shanghai Stock Exchange to which the Company will sell a portion of its assets to in an ongoing transaction, today announced that they will co-invest in a fund which will invest in opportunities that are leading in the transformation of China’s digital TV industry.

Initially, China Digital TV and Tongda will invest RMB100 million and RMB200 million in the fund, respectively, as limited partners. Shoutai Jinxin, a fund management company, will be the general partner. The fund aims to raise approximately RMB3 billion. China Digital TV will work closely with the general partner and leverage its rich experience in the digital television industry to contribute to the success of the fund.

“As our asset restructuring with Tongda moves forward, we are pleased to also co-invest with them in this fund and support opportunities in the exciting emerging frontier of digital TV solutions,” said Dr. Zengxiang Lu, China Digital TV's acting chief executive officer. “Furthermore, we believe the success of the fund will help to promote the business development of both our company and Tongda Venture going forward.”

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China’s cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

4